Exhibit 99.2

VERTICAL CALLS EXTRAORDINARY GENERAL MEETING

London, UK & New York, USA | December 29, 2025 — Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL), a global aerospace and technology company that is pioneering electric aviation, today announced it will hold an Extraordinary General Meeting (“EGM”) at 2:00 p.m. GMT on January 20, 2026 at the offices of the Company: Unit 1 Camwal Court, Chapel Street, Bristol, BS2 0UW, United Kingdom. The Company is convening the EGM for the sole purpose of submitting to the shareholders to consider and, if thought fit, pass resolutions relating to an increase in the authorized share capital of the Company.

The Company has furnished a circular to its shareholders, providing notice of the EGM, and including a form of proxy card in connection with the proposals sought to be adopted by the EGM, which is attached as an exhibit to a current report on Form 6-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2025.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the announced extraordinary general meeting; the certification and the commercialization of the Valo aircraft and the timing thereof; the design and manufacture of the Valo aircraft; the features and capabilities of the Valo aircraft; the business strategy and plans and objectives of management for future operations; the assumptions underlying the Company’s goals, including Flightpath 2030; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans for capital expenditures; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the SEC on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.